Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES:

	Three Months Ended March 31,	Fiscal Year Ended December 31,				Nine Months Ended December 31,
(In thousands, except per share data)	2016	2015	2014	2013	2012	2011
Income (loss) before taxes	$2,540	$13,423	$11,138	$23,014	$11,271	$(1,597)
Add: Fixed charges	168	687	734	659	603	160

Total earnings	$2,708	$14,110	$11,872	$23,673	$11,874	$(1,437)

Fixed charges:
Interest Expense	$5	$32	$50	$50	$57	$28
Estimate of Interest in Rental Expense(1)	163	655	684	609	546	132

Total fixed charges	$168	$687	$734	$659	$603	$160

Ratio of earnings to fixed charges	16.1	20.5	16.2	35.9	19.7	(9.0 *	) *

(1)	We estimate that the interest component of rent expense approximates one-fourth of our total rent expense.
**	Earnings for the nine months ended December 31, 2011 were insufficient to cover fixed charges by $1,597,000.